FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on August 1, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 1, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: August 1st, 2006
URL: http://www.komatsu.com/

Regarding the Determination of the Exercise Price of Stock Acquisition Rights

as Stock Options to Company Directors

Komatsu Ltd. (the “Company”) hereby makes the following announcement: the exercise price of the stock acquisition rights to be issued as stock options (the “Stock Acquisition Rights”) to its directors and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of the Board of Directors held on July 11, 2006.

[Description]

1.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights:

Amount of assets to be paid upon the exercise of each Stock Acquisition Right:

2,325,000 yen

Paid-in amount of each share to be issued upon the exercise of the Stock Acquisition Rights (the “Exercise Price”): 2,325 yen

2.	Total amount of issue value of the shares to be issued by the exercise of the Stock Acquisition Rights:

769,575,000 yen

3.	Subscription amount to be paid for each Stock Acquisition Right (“The subscription amount”):

801,000 yen (The subscription amount of each share: 801 yen)

However, no payment of money should be required.

[Reference]

(1)	Date of the resolution of the Board of Directors pursuant to which it was decided to submit the proposal regarding the Stock Acquisition Rights for shareholders’ approval at the 137th Ordinary General Meeting of Shareholders:

May 11, 2006

(2)	Date of the resolution of shareholders at the 137th Ordinary General Meeting of Shareholders approving the issuance of the Stock Acquisition Rights:

June 23, 2006

(3)	Date of the resolution of the Board of Directors resolving the details of the terms and conditions of the issuance of the Stock Acquisition Rights:

July 11, 2006

(4)	Allotment date of the Stock Acquisition Rights (Issue Date): August 1, 2006

(5)	Total number of the Stock Acquisition Rights:

331 rights (The number of shares subject to each Stock Acquisition Right shall be 1,000 shares)

(6)	Exercise period for the Stock Acquisition Rights:

From August 1, 2007 to July 31, 2014

(end)

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: August 1st, 2006
URL: http://www.komatsu.com/

Regarding the Determination of the Exercise Price of Stock Acquisition Rights

as Stock Options to Employees and Others

Komatsu Ltd. (the “Company”) hereby makes the following announcement: the exercise price of the stock acquisition rights to be issued as stock options (the “Stock Acquisition Rights”) to employees and presidents of major subsidiaries and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of the Board of Directors held on July 11, 2006.

[Description]

1.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights:

Amount of assets to be paid upon the exercise of each Stock Acquisition Right:

2,325,000 yen

Paid-in amount of each share to be issued upon the exercise of the Stock Acquisition Rights (the “Exercise Price”): 2,325 yen

2.	Total amount of issue value of the shares to be issued by the exercise of the Stock Acquisition Rights:

1,167,150,000 yen

[Reference]

(1)	Date of the resolution of the Board of Directors pursuant to which it was decided to submit the proposal regarding the Stock Acquisition Rights for shareholders’ approval at the 137th Ordinary General Meeting of Shareholders:

May 11, 2006

(2)	Date of the resolution of shareholders at the 137th Ordinary General Meeting of Shareholders approving the issuance of the Stock Acquisition Rights:

June 23, 2006

(3)	Date of the resolution of the Board of Directors resolving the details of the terms and conditions of the issuance of the Stock Acquisition Rights:

July 11, 2006

(4)	Allotment date of the Stock Acquisition Rights (Issue Date):

August 1, 2006

(5)	Total number of the Stock Acquisition Rights:

502 rights (The number of shares subject to each Stock Acquisition Right shall be 1,000 shares)

(6)	Subscription amount to be paid for each Stock Acquisition Right:

No consideration shall be paid.

(7)	Exercise period for the Stock Acquisition Rights:

From August 1, 2007 to July 31, 2014

(end)